NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: JPMORGAN CHASE & CO

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

For Immediate Release: May 14, 2020

Contact: Kari Hudnell, kari@abpartners.co, 609-668-0560

State Treasurers Step Up Call for Independent, Climate-Competent Governance at JPMorgan Chase

State Treasurers of Connecticut, Maine, Maryland, Massachusetts, Oregon, Rhode Island, Vermont and Wisconsin Join Pennsylvania Treasurer, Comptrollers of New York City and New York State, and CalPERS in opposing Lee Raymond’s re-election to the board of JPMorgan Chase; call for Paris-aligned financing and independent board chair

As Oil Sector Losses Drag Down Q1 Income, U.S. Banking Giant Lags Global Peers in Phasing Out Support for Fossil Fuel Expansion

NEW YORK — In an effort to promote independent, climate-competent governance at JPMorgan Chase (NYSE: JPM) and the U.S. banking sector, the state treasurers of Connecticut, Maine, Maryland, Massachusetts, Oregon, Rhode Island, Vermont and Wisconsin today called on JPMorgan Chase to adopt an independent board chair and align its financing activity with the goals of the Paris agreement. The treasurers also announced their opposition to the re-election of former ExxonMobil CEO Lee Raymond to the board of directors of JPM. The state treasurers join New York City Comptroller Scott Stringer, New York State Comptroller Thomas DiNapoli, CalPERS and Pennsylvania State Treasurer Joe Torsella in their push for independent oversight at JPM ahead of the annual meeting of shareholders May 19.

“As both a fiduciary and a shareholder, Oregon must use our voice and platform to push boards to take action on climate change," said Oregon State Treasurer Tobias Read. "Implementing meaningful strategies that reduce portfolio risk starts at the top. JPMorgan Chase leadership must recognize the significant, far-reaching threats from climate change, and be willing to take necessary steps to reduce those threats."

JPMorgan Chase has been increasingly under fire for its role as the world’s largest financier of fossil fuels, reporting a precipitous drop in income as the oil sector faces a pandemic-triggered collapse. The U.S. oil market plummeting to below-zero prices has brought into focus the stranded asset risks posed by escalating climate change and lower oil demand. The move by the state treasurers comes a week after JPMorgan Chase, under pressure from leading shareholders, announced they would remove lead independent director Lee Raymond from his leadership position later this summer––but announced no plans for Raymond to retire after 33 years on the board. New York City Comptroller Scott Stringer followed that announcement by reiterating that Raymond needed to be removed from the JPM board entirely, saying “there is no place for a climate change denier and former Exxon CEO on JPMorgan’s board.” Comptroller Stringer committed to vote New York City’s $2.5 million shares in JPM against Raymond and called on other investors to do the same.

"Lee Raymond will step aside from Board leadership at JPMorgan Chase; a significant step for independent, climate-competent leadership at the world’s largest fossil fuel financier,” said Maryland State Treasurer Nancy Kopp. “Additionally however, as part of a broader plan for the bank to seriously grapple with the risks climate change pose to investors, Raymond should plan to retire from the Board entirely.”

"Independence of judgment and increased transparency are essential to investor confidence, and to the effective stewardship of JPMorgan,” said Connecticut Treasurer Shawn T. Wooden. “Raymond has served the company's board for more than three decades, which in and of itself defies common-sense notions of independence. Additionally, the financial connections between Raymond’s family and JPMorgan are concerning. Accordingly, I will vote against Raymond for another term on the Board. While the company has belatedly acknowledged that a ‘focus on refreshment’ is warranted and that Raymond will step down as lead independent director in a matter of weeks, we cannot afford to delay these changes any longer."

In addition to opposing Raymond’s reelection, the state treasurers have called on the company to report on whether and how it plans to align its portfolio activity with the goals of the Paris Agreement and to establish an independent chair of the board, a measure investors have advanced multiple years since 2012.

“Beyond removing Lee Raymond from leadership, JPMorgan Chase needs to realign its financing to achieve net-zero emissions and establish an independent chair to have climate-competent board oversight. It is critical for top asset managers like BlackRock and Vanguard to vote their shares in support of these measures, since their significant holdings could determine whether these resolutions receive majority support,” said Maine State Treasurer Henry Beck.

BlackRock and Vanguard hold a combined 14.6% of shares in JPM, giving them outsized power to shape the bank’s behavior on climate change. Last year, BlackRock and Vanguard backed 99% of oil and gas and electric power company directors across the S&P 500, and BlackRock and Vanguard voted against all of the U.S. shareholder proposals backed by the Climate Action 100+ investor coalition. As major asset managers have made commitments to center climate change concerns in their voting behavior, their votes at JPM will be a key test of these promises.

JPM lags its global peers in the banking sector in its commitment to addressing climate risks. Last week Barclays Bank PLC, the largest fossil fuel financier in Europe, committed to achieving net-zero carbon emissions across its financing activity by 2050, following pressure from a coalition of shareholders to do so. Shareholders voted for further action in significant numbers last week to demand that the bank align its lending with its commitment.

State treasurers calling on JPM to promote independent, climate-competent governance are: Connecticut State Treasurer Shawn Wooden, Maine State Treasurer Henry Beck, Maryland State Treasurer Nancy Kopp, Massachusetts State Treasurer Deborah B. Goldberg, Oregon State Treasurer Tobias Read, Rhode Island State Treasurer Seth Magaziner, Vermont State Treasurer Elizabeth A. Pearce and Wisconsin State Treasurer Sarah Godlewski.

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Majority Action is a nonprofit organization dedicated to empowering shareholders of all sizes to hold corporations and their leadership accountable to high standards of long-term value creation, corporate governance, and social responsibility. www.majorityaction.us